                             VITRONICS CORPORATION
                                ONE FORBES ROAD
                         NEWMARKET, NEW HAMPSHIRE 03857

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

    NO VOTE OR OTHER ACTION OF THE STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

    This Information Statement is being mailed on or about October 9, 1997 to the holders of shares of common stock, $.01 par value ("Common Stock") of Vitronics Corporation, a Massachusetts corporation (the "Company").

    You are receiving this Information Statement in connection with the possible election of persons designated by Dover Technologies International, Inc., a Delaware corporation ("Dover") to at least a majority of seats on the Company's Board of Directors (the "Board"). The Company, Dover and DTI Intermediate, Inc., a Delaware corporation and wholly owned subsidiary of Dover (the "Purchaser"), entered into an Agreement and Plan of Merger dated as of September 3, 1997 (the "Merger Agreement") pursuant to which the Purchaser agreed, among other things, to commence a cash tender offer to purchase all of the outstanding shares of Common Stock of the Company at $1.90 per share, net to the seller in cash without interest, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase and the related Letter of Transmittal (collectively, the "Offer"). On September 9, 1997, the Purchaser commenced the Offer. The Offer expired at 12:00 midnight, New York City time, on October 6, 1997, at which time approximately 80.5% of the outstanding shares of Common Stock of the Company had been tendered for payment. The Offer was conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer at least 66 2/3% of the Common Stock of the Company on a "fully diluted" basis (the "Minimum Condition"). "Fully diluted" means that both issued and outstanding shares of Common Stock and shares subject to issuance under outstanding options to purchase Common Stock are taken into account in determining when the 66 2/3% threshold is reached. The Merger Agreement provides that the merger of the Company with and into the Purchaser, or the merger of the Purchaser with and into the Company, (the "Merger"), shall occur on the second business day following satisfaction or waiver of the conditions specified in the Merger Agreement, or such other date as may be agreeable to the parties. The Purchaser has indicated that the Merger will be consummated as soon as practicable, which the Purchaser anticipates will be in November 1997, and that upon filing of a Certificate of Merger with the Secretary of State of Delaware and the Secretary of the Commonwealth of Massachusetts (the "Effective Time"), the Purchaser will be the surviving corporation (to be known as "Vitronics Corporation"), and a wholly owned subsidiary of Dover. At the Effective Time, each share of Common Stock of the Company issued and outstanding immediately prior to the Effective Time, other than shares, if any, held by stockholders who perfect their rights as dissenting stockholders under the Massachusetts Business Corporation Law, will be cancelled, extinguished and converted into the right to receive $1.90 in cash, payable to the holder thereof, without interest.

    Pursuant to the Merger Agreement, upon the purchase of and payment for at least a majority of the outstanding shares of Common Stock by the Purchaser in accordance with the Offer, Dover shall be entitled to designate such number of directors of the Board, rounded up to the next whole number, as is equal to the product of the total number of directors on the Board (giving effect to the directors designated by Dover pursuant to this provision) multiplied by the percentage that the number of shares of Common Stock so tendered for payment bears to the total number of shares of Common Stock outstanding (the "Designated Directors"). For example, if the Purchaser purchases and pays for 70% of the outstanding shares of Common Stock, Dover would be entitled to designate 70% of the directors serving on the Board. At such time, the Company is required to use its best reasonable efforts to cause the Designated Directors to be so elected, including amending the Bylaws of the Company (if necessary) to increase the size of the Board and/or securing the resignations of one or more incumbent directors. If requested by Dover, the Company is also required to cause the percentage of Designated Directors serving on each committee of the Board, and on the board of directors and each committee thereof of any subsidiary of the Company, to constitute at least the same percentage (rounded up to the next whole number) as is serving on the Board.

    The Merger Agreement also provides that, following the election or appointment of the Designated Directors and prior to the earlier of the Effective Time or November 21, 1997, neither the Purchaser nor Dover nor any of the Designated Directors shall cause the Company to take any action which would result in any obligation or condition of the Company under the Merger Agreement not being satisfied without the concurrence of a majority of the Company's current directors (excluding any Designated Directors).

    The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and certain other information concerning the Offer and the Merger are contained in the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company, as amended (the "Schedule 14D-9"), and in the Purchaser's Offer to Purchase, copies of which have been delivered to stockholders of the Company prior to the mailing of this Information Statement. Certain other documents (including the Merger Agreement) were filed with the Securities and Exchange Commission (the "Commission") as exhibits to the Schedule 14D-9 and as exhibits to the Tender Offer Statement on Schedule 14D-1 of the Purchaser, Dover and Dover Corporation, as amended (the "Schedule 14D-1"). The Schedule 14D-9 and the Schedule 14D-1 and any amendments thereto (including exhibits) may be inspected and copies may be obtained from the offices of the Commission (except that the exhibits thereto cannot be obtained from the regional offices of the Commission) in the manner set forth in Section 8 of the Offer to Purchase.

    Amendment No. 1 to the Schedule 14D-9 was filed by the Company on October 6, 1997 in response to a comment from the Commission regarding the fairness opinion of Scott-Macon Securities, Inc. The Scott-Macon opinion, which states that the $1.90 in cash to be received by the Company's shareholders pursuant to the Offer and the Merger Agreement is fair to such shareholders from a financial point of view, has been revised by Scott-Macon in accordance with the Commission's comment to delete the reference therein to the confidentiality of the opinion and the specific statement referencing reliance on it. The amended opinion was filed as an exhibit to Amendment No. 1 to the Schedule 14D-9.

    This Information Statement is required by Section 14(f) of the Exchange Act, and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. However, you are not required to take any action.

    The information contained in this Information Statement concerning the Purchaser, Dover and the Designated Directors has been furnished to the Company by the Purchaser and Dover, and the Company assumes no responsibility for the accuracy or completeness of such information.

    The Common Stock is the only class of securities of the Company outstanding which is entitled to vote upon adoption of the Merger Agreement. Each share of Common Stock has one vote with respect thereto. As of September 3, 1997, there were 9,856,572 shares of Common Stock outstanding.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

    In accordance with Massachusetts Business Corporation Law, the Company has a classified Board of Directors consisting of two Class A directorships, the current term of which expires in 2000, two Class B directorships the current term of which expires in 1998, and three Class C directorships, the current term of which expires in 1999. There is one unfilled vacancy in each class of directorships.

DESIGNATED DIRECTORS

    Pursuant to the Merger Agreement, upon the purchase of and payment for at least a majority of the outstanding shares of Common Stock by the Purchaser in accordance with the Offer, Dover shall be entitled to designate such number of directors of the Board (rounded up to the next number) as is equal to the product of the total number of directors on the Board (including any Designated Directors) multiplied by the percentage that the number of shares of Common Stock so purchased by the Purchaser bears to the total number of shares of Common Stock outstanding. For example, if the Purchaser acquires 70% of the outstanding shares of Common Stock, Dover would be entitled to designate at least 70% of the directors comprising the Board. The Company is required to use its best reasonable efforts to seat the Designated Directors on the Board, including amending the Bylaws (if necessary) to increase the size of the Board and/or securing the resignations of one or more incumbent directors.

    Dover has informed the Company that it currently intends to propose the three Designated Directors listed in the table below, which sets forth the name, age, principal occupations, positions, offices or employments for the past five years and directorships of public companies of each such person.

DESIGNATED DIRECTORS:

                                                                            PRINCIPAL OCCUPATIONS OR EMPLOYMENTS;
NAME AND ADDRESS                                           AGE            DURING THE PAST FIVE YEARS; DIRECTORSHIPS
-----------------------------------------------------      ---      -----------------------------------------------------

Robert A. Livingston.................................          43   Vice President, Chief Financial Officer, Secretary
                                                                    and Treasurer of Dover Technologies International,
                                                                    Inc.; Assistant Secretary of Dover Corporation
                                                                    (NYSE:Dov)

John E. Pomeroy......................................          56   Vice President of Dover Corporation; Director, Chief
                                                                    Executive Officer and President of Dover Technologies
                                                                    International, Inc.; Director of Adept Technology,
                                                                    Inc. (Nasdaq:ADTK) since August 1994 and Hadco
                                                                    Corporation (Nasdaq:HDCO) since September 1996.

Michiel J. van Schaik................................          46   Managing Director of Soltec International, B.V.

    The Purchaser has informed the Company that each of the Designated Directors has consented to act as a director. None of the Designated Directors (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) to the best knowledge of the Purchaser and Dover, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by the Purchaser and Dover that, to the best knowledge of the Purchaser and Dover, none of the Designated Directors has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein, in the
Schedule 14D-9 or in the Offer to Purchase. The business address of the Purchaser and Dover is One Marine Midland Plaza, East Tower, Sixth Floor, Binghamton, New York 13901.

    It is expected that the Designated Directors will assume office at any time following the acquisition by the Purchaser pursuant to the Offer of at least a majority of the outstanding shares of Common Stock, which acquisition cannot be earlier than 12:00 midnight, New York City time, on October 6, 1997, and that, upon assuming office, the Designated Directors will thereafter constitute at least a majority of the Board.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

    The table below and the narrative thereafter sets forth certain information with respect to the current Board and executive officers of the Company.

                                                                                                       EXPIRATION OF CURRENT
NAME                                AGE      POSITION WITH THE COMPANY               DIRECTOR SINCE    TERM OF DIRECTORSHIP
------------------------------      ---      --------------------------------------  ---------------  -----------------------

James J. Manfield, Jr. .......          56   Chairman of the Board, President,               1981                 2000
                                             Chief Executive Officer, Chief
                                             Financial Officer and Treasurer

David R.A. Steadman...........          60   Director                                        1987                 1998

Allen H. Keough...............          67   Director                                        1989                 1999

James R. Kanely...............          55   Director                                        1995                 1999

Albert J. Chanasyk............          56   Vice President--Engineering                      N/A                  N/A

Thomas F. Nash................          43   Vice President Sales & Marketing                 N/A                  N/A

Daniel J. Sullivan............          39   Vice President & Controller                      N/A                  N/A

    JAMES J. MANFIELD, JR.: Mr. Manfield has served as Chairman of the Board and Chief Executive Officer of the Company since September 1983, as Treasurer since October 1990, as Chief Financial Officer since May 1991, and as a Director since its organization. He also served as President of the Company from July 1986 to November 1992 and since the recent resignation of the former President in February 1997; and as Chief Financial Officer from July 1986 to May 1987 and from March 1988 to July 1988.

    DAVID R. A. STEADMAN: Mr. Steadman has served as President of Atlantic Management Associates Inc., a management services firm, since September 1988. From 1990 to 1994, Mr. Steadman served as President and Chief Executive Officer of Integra--A Hotel and Restaurant Company and from 1987 to 1988 as Chairman and Chief Executive Officer of GCA Corporation, a manufacturer of automated semiconductor capital equipment. From 1980 to 1987, Mr. Steadman was a Vice President of Raytheon Company, a defense electronics manufacturer, and served in various management positions, most recently as President of its venture capital division. Mr. Steadman is Chairman of the Board of Directors of Technology Service Group, Inc., a manufacturer of high technology pay telephone components and Wahlco Environmental Systems, Inc., a manufacturer of environmental conditioning systems. He is also a director of Aavid Thermal Technologies, Inc., which manufactures thermal management products and produces computational fluid dynamics software.

    ALLEN H. KEOUGH: Dr. Keough retired in December 1996 as Vice
President--Research and Development of Metallized Products, Inc., a manufacturer of electronic device packaging material, a position he had held since April 1994. Prior to that from 1981 to April 1994, he served as its Technical Director.

    JAMES R. KANELY: Mr. Kanely has served as President and Chief Executive Officer of Road Atlanta, Ltd., an automobile racetrack since June of 1992. From November of 1993 to October of 1995, Mr. Kanely served as President and Chief Operating Officer of The Alpine Group, Inc., a telephone cable manufacturer, and Mr. Kanely presently serves as a director of that company. Mr. Kanely served as President and Chief Executive Officer of Superior TeleTec, also a telephone cable manufacturer, from 1984 to 1993.

    ALBERT J. CHANASYK: Mr. Chanasyk has served as Vice President--Engineering of the Company since May 1990. From October 1986 to May 1990, Mr. Chanasyk served as an Engineering Manager for the

Ion Beam Implanter division of Eaton Corp. of Beverly, Massachusetts. From May 1984 to October 1986, Mr. Chanasyk served as Director of Engineering and Engineering Manager of Factron, a factory automation division of Schlumberger Industries SA, located in Latham, New York.

    THOMAS F. NASH: Mr. Nash has been Vice President Sales & Marketing of the Company since November 1996. Prior to that from January 1994 to November 1996 he was Director of Marketing for the Emhart Glass Division of Black & Decker Corporation and from 1989 to January 1994, he was Director of Marketing and Product Development of the Dynapert Division of Black & Decker.

    DANIEL J. SULLIVAN: Mr. Sullivan has served as Corporate Controller of the Company since April 1994 and as a Vice President since May 1995. From 1989 through October 1993 he served as Controller of Visual Technology, Inc., of Westboro, Massachusetts, a manufacturer of computer terminals. From May 1987 through January 1989 he served as Assistant Controller, and from November 1985 through May 1987 he served as Accounting Manager at Visual Technology.

    There are no family relationships between any of the foregoing persons.

             MEETINGS OF THE BOARD OF DIRECTORS AND ITS COMMITTEES

    The Board has two standing committees, an Audit Committee and a Compensation Committee. It does not have a standing nominating committee or a committee performing a similar function. During 1996, the Board held nine meetings and each Director attended at least 75% of the aggregate number of those meetings and of meetings of committees on which he served.

    THE AUDIT COMMITTEE: The members of the Audit Committee are David R.A. Steadman (Chairman) and Allen H. Keough. The principal duties of the Audit Committee are to nominate a firm of independent auditors for appointment by the Board; to meet with the independent auditors to review and approve the scope of their audit engagement and the fees related to such work; to meet with the Company's financial management and independent auditors to review matters relating to internal accounting controls, the Company's accounting practices and procedures, and financial condition; and to report to the Board periodically any conclusions or recommendations the Audit Committee may have with respect to those matters. The Audit Committee met three times in 1996.

    THE COMPENSATION COMMITTEE: The members of the Compensation Committee are James R. Kanely (Chairman) and David R.A. Steadman. The principal duties of the Compensation Committee are to review all compensation of the employee-directors and officers of the Company and to prepare recommendations and periodic reports to the Board concerning such matters, and to function as the stock option committee of the Company's 1983, 1983-II, and 1987 Stock Option Plans and the 1995 Key Employees Stock Option Plan. The Compensation Committee held two meetings in 1996.

                           COMPENSATION OF DIRECTORS

    Each non-employee Director of the Company receives an annual stipend of $3,000 for serving on the Board and $500 for each Board meeting attended.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information as of September 30, 1997 with respect to the beneficial ownership of the Company's Common Stock by each director; the Chief Executive Officer; the other executive officer named in the Summary Compensation Table, below; all directors and executive officers as a group; and, at September 30, 1997 as to each person believed to be a beneficial owner of more than 5% of the Common Stock. All information with respect to ownership has been furnished by the respective directors, officers and 5% owners.

    The numbers and percentages assume for each person or group listed, the exercise of all stock options, warrants or conversion privileges held by such person or group that are exercisable within 60 days of September 30, 1997 in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, but not the exercise thereof by any other person listed.

                                                                      NUMBER OF SHARES
                                                                        BENEFICIALLY
NAME                                                                        OWNED         PERCENT OF CLASS
--------------------------------------------------------------------  -----------------  -------------------

James J. Manfield, Jr.(1)...........................................       540,244(2)               5.4%

David R. A. Steadman................................................       102,500(3)                 *

Allen H. Keough.....................................................        30,000(4)                 *

James R. Kanely.....................................................         4,000(5)                 *

Albert J. Chanasyk..................................................        43,000(5)                 *

All directors and executive officers
  as a group (7 persons)............................................       724,744(6)               6.7%

------------------------

*   Denotes less than 1% of class.

(1) Mr. Manfield's address is the address of the Company set forth on the first page of this Information Statement.

(2) Of these shares, 207,518 are owned by members of Mr. Manfield's family and 100,000 are purchasable within 60 days of September 30, 1997 under outstanding stock options.

(3) Of these shares, 51,500 are purchasable within 60 days of September 30, 1997 under outstanding stock options.

(4) Of these shares, 18,000 are purchasable within 60 days of September 30, 1997 under outstanding stock options.

(5) These shares are purchasable within 60 days of September 30, 1997 under outstanding stock options.

(6) Of these shares, 216,500 are purchasable within 60 days of September 30, 1997 under outstanding stock options.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

    The following table sets forth all compensation for services rendered in all capacities to the Company for the fiscal years ended December 31, 1996, 1995 and 1994 allocated or paid on or before December 31, 1996 to the Company's Chief Executive Officer and to the other most highly compensated executive officers of the Company whose compensation exceeded $100,000 in 1996 and who were serving at the end of 1996.

                                                                                               LONG TERM COMPENSATION
                                                                                            ----------------------------
                                                                 ANNUAL COMPENSATION        SECURITIES
                                                           -------------------------------  UNDERLYING      ALL OTHER
                                                                       SALARY*     BONUS      OPTIONS     COMPENSATION
NAME AND PRINCIPAL POSITION IN 1996                          YEAR        ($)        ($)         (#)            ($)
---------------------------------------------------------  ---------  ---------  ---------  -----------  ---------------
James J. Manfield, Jr. ..................................       1996    152,692     50,000      -0-             2,932(1)
  CHAIRMAN AND                                                  1995    138,951     70,000      -0-             3,052
  CHIEF EXECUTIVE OFFICER                                       1994    132,355     26,500      50,000          2,512
Albert J. Chanasyk.......................................       1996    119,630     22,000      10,000          2,546(2)
  VICE PRESIDENT--ENGINEERING                                   1995    108,696     32,500      30,000          1,995
                                                                1994    111,385      5,500      10,000          1,832

------------------------

* Includes compensation deferred at the election of the named executive officer pursuant to the Company's 401(k) Plan.

(1) This amount consists of $2,375 representing the Company's 1996 matching contribution to Mr. Manfield's 401(k) account based on the amount of compensation deferred under that plan by Mr. Manfield and $557 representing premiums paid in 1996 by the Company on a group term life insurance policy for Mr. Manfield.

(2) This amount consists of $2,282 representing the Company's 1996 matching contribution to Mr. Chanasyk's 401(k) account based on the amount of compensation deferred under that plan by Mr. Chanasyk and $264 representing premiums paid in 1996 by the Company on a group term life insurance policy for Mr. Chanasyk.

OPTION/SAR GRANTS IN LAST FISCAL YEAR TABLE

    The following table sets forth certain information regarding options granted during the fiscal year ended December 31, 1996 to the executive officers of the Company named in the Summary Compensation Table, above. No SARs (stock appreciation rights) were granted during 1996.

                                                                          PERCENT OF
                                                           NUMBER OF     TOTAL OPTIONS
                                                          SECURITIES      GRANTED TO
                                                          UNDERLYING     EMPLOYEES IN      EXERCISE        EXPIRATION
NAME                                                        OPTIONS       FISCAL YEAR        PRICE            DATE
--------------------------------------------------------  -----------  -----------------  -----------  ------------------
James J. Manfield, Jr...................................      -0-             --              --               --
Albert J. Chanasyk......................................      10,000*              8%      $    1.03       December, 2006

------------------------

* This option was granted in December 1996 at an exercise price equal to the market price on the date of grant and becomes exercisable in five equal installments of 20% of the shares each, on the first five anniversaries of the grant date.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END
  OPTION/SAR VALUES

    The following table sets forth certain information based on the fair market value per share of the Common Stock on December 31, 1996 ($1.0625), the last day of the Company's 1996 fiscal year, with respect to stock options held at that date by each of the individuals named in the Summary Compensation Table, above. The "value" of unexercised in-the-money options is the difference between the market value of the Common Stock subject to the options at December 31, 1996 and the exercise price of the option.

                                                               NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                                              UNDERLYING UNEXERCISED       IN-THE-MONEY OPTIONS
                                                            OPTIONS AT FISCAL YEAR END      AT FISCAL YEAR END
                                                            --------------------------  --------------------------
NAME                                                        EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
----------------------------------------------------------  -----------  -------------  -----------  -------------
James J. Manfield, Jr.....................................     100,000        25,000     $ 106,250    $    26,562
Albert J. Chanasyk........................................      58,000        40,000     $  61,625    $    42,500

               EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT
                       AND CHANGE IN CONTROL ARRANGEMENTS

    JAMES J. MANFIELD, JR. In March 1995, the Company renewed its March 2, 1992 employment agreement with James J. Manfield, Jr. for a one-year period. The agreement is automatically renewed for additional one-year periods unless terminated by the Company on notice given 90 days prior to the end of a twelve-month period, in which event the Company will continue to pay him his then current salary for a period of 12 months. If termination of his employment is by the Company without cause or for disability, payment of salary is to continue for a period of (i) 12 months if the termination occurs before a "Change in Control" or an "Approved Change in Control" or after an Approved Change in Control; (ii) 24 months if Mr. Manfield resigns his employment after a Change in Control because his duties, responsibilities or conditions of employment are materially reduced or because of a breach of his employment agreement by the Company; or (iv) six months if after an Approved Change in Control, his duties, responsibilities or conditions of employment are materially reduced, and if he has not obtained employment within the first six months, up to an additional six months or until he finds employment, whichever occurs first. The agreement provides for payment by the Company of a minimum annual base salary of $140,000.

    A Change in Control is defined as a circumstance in which control (as defined in the federal securities laws) of the Company has changed or the acquisition by a person or entity of 50% or more of the voting power of the Company; or if the persons who constitute a majority of the Board at the time the employment agreement was executed no longer represent such majority other than by reason of nominations made by such majority. An Approved Change in Control means a Change in Control that is approved by such majority. The Change in Control that will result from the consummation of the Offer and the Merger would constitute an Approved Change in Control of the Company.

    Mr. Manfield currently holds five-year non-qualified stock options granted to him in each of December 1992, 1993 and 1994 to purchase in the aggregate 125,000 shares of Common Stock at prices ranging from $0.56 to $1.31 per share. The option shares become subject to purchase in installments of 20% of the shares on the grant date and on each of the subsequent four anniversaries of the grant date except that all option shares will vest upon consummation of the Offer or upon a change in the majority of the Board as described herein. At the effective time of the Merger as contemplated by the Merger Agreement, Mr. Manfield's options will be cancelled and he will become entitled to a cash payment (like all holders of "in-the-money" options) equal to the difference between $1.90 per share and the applicable option exercise price, or approximately $122,750 in the aggregate.

    On September 3, 1997, Mr. Manfield and Dover entered into an employment arrangement to come into effect only upon the effective time of the Merger. It provides for the employment of Mr. Manfield at his current annual salary of $157,000 for two years to assist (for a period not to exceed one year) the

President of Soltec International, B.V., a subsidiary of Dover ("Soltec"), which is in the same business as the Company in the transition and consolidation of the two businesses. Under the arrangement, Mr. Manfield is eligible for an increase in salary in early 1998 commensurate with salary increases given to other senior executives of the consolidated entities if he is then still engaged in the consolidation process. The arrangement also provides for the payment in January 1998 to Mr. Manfield of a bonus for the nine months ended September 30, 1997 pursuant to the Company's current bonus plan and a bonus in January 1999 of $50,000 provided that he has not undertaken any activity which hinders, impedes or imports ill will to the Purchaser's program to combine the Company and Soltec. If the transition and consolidation process is completed prior to the expiration of the two-year period of the arrangement, Mr. Manfield will be free to pursue other interests, but for the balance of the two-year period will continue to receive his salary and, unless and until he commences full-time employment, his current health, retirement, disability, life insurance, vacation, automobile and other benefits in accordance with the policies and practices established by the Company/Soltec.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Pursuant to the Merger Agreement and the Company's option agreements, all unvested options will vest in full upon the change in control of the Company that will occur upon consummation of the Offer, and holders of "in-the-money" options, including certain directors and executive officers of the Company, will become entitled to receive a cash payment equal to the difference between the $1.90 Offer price per share and his or her option exercise price per share, multiplied by the number of shares then subject to the option. The total aggregate amount to which the Company's directors and executive officers (namely, Messrs. Manfield, Steadman, Keough, Kanely, Chanasyk, Nash and Sullivan) will become entitled in respect of their options upon consummation of this Offer is approximately $306,000.

    Dover has also agreed to honor the Company's 1997 discretionary bonus plan in accordance with the Company's past practice in which a bonus pool of 15% of pre-tax profits is allocated 75% for the grant of bonuses to senior management and 25% for the grant of bonuses to other employees (other than members of the sales organization). The bonus pool will be computed for the period from the beginning of the current year through September 30, 1997.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities ("Insiders") to file reports of ownership and certain changes in ownership with the Securities and Exchange Commission and the American Stock Exchange and to furnish the Company with copies of those reports.

    Based solely on a review of those reports and amendments thereto furnished to the Company during its most recent fiscal year or written representations that no Forms 5 were required, the Company believes that during the fiscal year ended December 31, 1996, all Section 16(a) filing requirements applicable to the Company's Insiders were satisfied.

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